FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JANUARY, 2003

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

News Release Dated January 14, 2003,

2.

Interim Financial Statements for the Period Ended November 30, 2002.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: February 4, 2003

By:

“James G. Stewart”

 James G. Stewart

Its:       Secretary

(Title)

February 4, 2003

SECURITIES AND EXCHANGE COMMISSION

         VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON ENTERPRISES CORP.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

R. Stuart Angus, Fasken Martineau DuMoulin LLP

OROMIN EXPLORATIONS LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

January 14, 2003

Trading Symbol: TSX Venture -OLE

Web Site:     www.oromin.com

PRIVATE PLACEMENT ARRANGED

Oromin Explorations Ltd. ("Oromin") is pleased to report that it has, subject to regulatory approval, arranged a private placement of 2,272,728 units at $0.11 per unit to generate net proceeds of $250,000.  Each unit will be comprised of one common share of Oromin and one non-transferable share purchase warrant entitling the purchase of one additional common share of Oromin at a price of $0.18 per share for a period of two years.  The proceeds from this private placement will be used to fund Oromin’s ongoing evaluation of its Santa Rosa Property in Argentina and for working capital.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

"Chet Idziszek"

Chet Idziszek

President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)
INCORPORATED AS PART:	X	Schedule A
	X	Schedule B and C
ISSUER DETAILS
Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
Oromin Explorations Ltd.	November 30, 2002	2003/01/23
Issuer’s Address	Issuer’s Fax No.	Issuer’s Telephone No.
2000 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9	(604) 331-8773	(604) 331-8772
Contact Person James G. Stewart	Contact’s Position Secretary	Contact’s Telephone No. (604) 331-8772
Contact Email Address Jstewart@mine-tech.com	Web Site Address www.oromin.com
CERTIFICATE

The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director’s Signature “Chet Idziszek”	Print Full Name Chet Idziszek	Date Signed YY/MM/DD 2003/02/23
Director’s Signature “James G. Stewart”	Print Full Name James G. Stewart	Date Signed YY/MM/DD 2003/01/23

OROMIN EXPLORATIONS LTD.

FINANCIAL STATEMENTS

Nine months ended November 30, 2002

(Unaudited – Prepared by Management)

Oromin Explorations Ltd.

(An exploration stage company)

Balance Sheets as at

(Unaudited – Prepared by Management)

	November 30, 2002	February 28, 2002

ASSETS

Current Assets:
Cash and cash equivalents	$ 282,020	$ 2,594,256
Accounts receivable	7,384	13,763
Marketable securities	-	3,000
Prepaid expenses	35,729	76,872
	325,133	2,687,891

Resource properties	2,069,096	1,883,315
Fixed assets	8,128	10,341
	$ 2,402,357	$ 4,581,547

LIABILITIES & SHAREHOLDERS’ EQUITY

Current Liabilities:
Accounts payable and accrued liabilities	$ 127,445	$ 175,214
Related party loan	-	2,246,580
	127,445	2,421,794

Shareholders’ Equity:
Capital stock	10,665,871	10,420,131

Options	8,276	8,276

Warrants	3,774	3,774

Deficit accumulated during exploration stage	(8,403,009)	(8,272,428)
	2,274,912	2,159,753
	$ 2,402,357	$ 4,581,547

Approved by the Board

          “Chet Idziszek”

 Director

          “James G. Stewart”

 Director

Oromin Explorations Ltd.

(An exploration stage company)

Statements of Loss and Deficit

For the periods ended November 30

(Unaudited – Prepared by Management)

	Three Months Ended November 30, 2002	Three Months Ended November 30, 2001	Nine Months Ended November 30, 2002	Nine Months Ended November 30, 2001

Expenses:
Bank charges and interest	$ 15	$ 44	$ 136	$ 224
Depreciation	738	228	2,213	685
Filing fees	-	400	5,725	5,022
Office and rent	16,611	8,191	48,569	31,365
Professional fees	8,501	17,657	44,280	80,230
Shareholder information	311	25	5,596	5,418
Transfer agent’s fees	744	(1,245)	8,520	5,932
Travel and public relations	5,151	5,825	8,738	24,064
Wages	8,150	336	8,150	18,440
	40,221	31,461	131,927	171,380

Other:
Interest earned	1,083	22,428	3,750	73,664
Foreign exchange gain (loss)	1,143	6,793	(8,799)	16,031
Gain on sale of mineral claims	-	-	-	2,999
Gain on sale of marketable securities	-	-	6,395	-
Write off of resource property	-	-	-	(3,320)
	2,226	29,221	1,346	89,374

Loss for the period	(37,995)	(2,240)	(130,581)	(82,006)

Deficit - Beginning of period	(8,365,014)	(8,272,809)	(8,272,428)	(8,193,043)
Deficit - End of period	$ (8,403,009)	$ (8,275,049)	$ (8,403,009)	$ (8,275,049)

Net loss per share	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.01)

Oromin Explorations Ltd.

(An exploration stage company)

Statements of Cash Flows

For the periods ended November 30

(Unaudited – Prepared by Management)

	Three Months Ended November 30, 2002	Three Months Ended November 30, 2001	Nine Months Ended November 30, 2002	Nine Months Ended November 30, 2001
Cash flows from operating activities:
Loss for the period	$ (37,995)	$ (2,240)	$ (130,581)	$ (82,006)
Items not involving cash
Depreciation	738	228	2,213	685
Foreign exchange loss	-	33,740	30,100	58,200
Gain on sale of marketable securities	-	-	(6,395)	-
Gain on sale mineral rights	-	-	-	(2,999)
Write off of resource property	-	-	-	3,320
Net change in non-cash working capital items:
Net decrease (increase) in prepaid expenses	15,428	-	41,143	-
Net (increase) decrease in accounts receivable	(1,070)	(1,817)	6,379	(6,560)
Net increase (decrease) in accounts payable and accrued liabilities	(46,980)	(10,763)	(67,669)	(10,464)
	(69,879)	19,148	(124,810)	(39,824)

Cash flows from financing activities:
Capital stock issued for cash	-	-	245,740	343,080
Due to Fresco Developments Ltd.	-	-	-	(308,240)
Repayment of related party loan	-	-	(2,276,680)	-
	-	-	(2,030,940)	34,840

Cash flows from investing activities:
Proceeds from sale of marketable Securities	-	-	9,395	-
Expenditures on resource Properties	(97,144)	(197,400)	(165,881)	(556,588)
	(97,144)	(197,400)	(156,486)	(556,588)

Decrease in cash and cash equivalents	(167,023)	(178,252)	(2,312,236)	(561,572)

Cash and cash equivalents - Beginning of period	449,043	2,838,040	2,594,256	3,221,360

Cash and cash equivalents - End of period	$ 282,020	$ 2,659,788	$ 282,020	$ 2,659,788
Supplemental Cash Flow Information (note 7)

1.   Interim Unaudited Financial Statements

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the financial statements for the year ended February 28, 2002.

2.   Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company, except as described below.

Effective March 1, 2002 the Company has adopted the new accounting standard of the Canadian Institute of Chartered Accountants (“CICA”) for accounting for stock-based compensation

Stock-based compensation on options granted to non-employees is recorded as an expense in the period the options are vested, based on the fair value estimated using the Black-Scholes Option Pricing Model.

The Company has elected to follow the intrinsic value method of accounting for share options granted to employees and directors, whereby no compensation expense is recognized when stock options are granted.  Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital.  However, additional disclosure of the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair value method, is disclosed as pro-forma information.

3.   Resource Properties

Argentina
Balance, February 28, 2002	$ 1,883,315

Exploration expenditures:
Consulting	108,304
Geophysics	15,176
Interest and loan costs	1,575
Legal	38,215
Travel	22,511
Balance, November 30, 2002	$ 2,069,096

4.   Capital Stock

Authorized – 100,000,000 common shares without par value

Issued and outstanding

	Number of Shares	Amount
Balance, February 28, 2002	15,649,854	$ 10,420,131
Private placement	2,500,000	245,740
Balance, November 30, 2002	18,149,854	$ 10,665,871

During the nine months ended November 30, 2002, the Company closed a non-brokered private placement of 2,500,000 units at $0.10 per unit to generate proceeds of $245,740, net of issue costs of $4,260.  Each unit comprised one common share of the Company and one non-transferable two-year share purchase warrant entitling the purchase of one additional common share of the Company at a price of $0.10 per share until June 3, 2003 and thereafter at a price of $0.12 per share until June 3, 2004.

5.   Related Party Transactions

a)

During the nine months ended November 30, 2002, the Company incurred professional fees of $50,046 (2001 – $83,726) with companies related by directors in common.

b)

The Company has an arrangement whereby it rents office space from Companies with common directors.  Included in prepaid expenses and deposits are amounts provided to related parties for a rental security deposit of $4,872 and a rent advance of $30,857 to cover rent until May 31, 2003.  The Company is currently obligated to pay rent at $5,143 per month until May 1, 2003.  The Company paid $46,396 in rental payments during the nine months ended November 30, 2002.

c)

During the nine months ended November 30, 2002, the Company funded some general and administrative expenses for a company related by way of directors in common.  As at November 30, 2002, accounts receivable of $3,500 is due from this company.

d)

As at November 30, 2002, accounts payable includes $45,061 due to related parties.

6.   Segmented Information

The Company considers its business to consist of one reportable business segment being the exploration of oil and gas properties.  As at November 30, 2002, all fixed assets were held in Canada and resource properties in Argentina.

7.   Supplemental Cash Flow Information

During the nine months ended:

	November 30, 2002	November 30, 2001
Non-cash investing and financing activities

Issuance of shares for related party loan	$ -	$ 299,200
Mineral claims sold in exchange for marketable securities	-	3,000

OROMIN EXPLORATIONS LTD.

SCHEDULE B

SUPPLEMENTARY INFORMATION

Oromin Explorations Ltd.

As at November 30, 2002

 (Unaudited, prepared by Management)

SUPPLEMENTARY INFORMATION

1.

(a) Breakdown of Deferred Costs:

      See Note 3 incorporated into Schedule A – Notes to Financial Statements

(b) Breakdown of Professional Fees:

Audit & accounting	$ 27,323
Legal – General & Corporate	3,217
Legal – Incorporation of BVI subsidiaries	13,740
$ 44,280

(c) Breakdown of Office and Rent:

Communications	$ 35
Office	359
Rent	46,396
Subscriptions & Dues	1,779
$ 48,569

(d) Breakdown of Travel and Public Relations:

Expenses	$ 3,581
Fax	181
Printing	1,159
Travel	3,817
$ 8,738

2.

Expenditures made to non-arm's length parties:

See Note 5 incorporated into Schedule A – Notes to Financial Statements.

Oromin Explorations Ltd.

As at November 30, 2002

 (Unaudited, prepared by Management)

3.

(a)

Securities issued during the period:

See Note 4 incorporated into Schedule A – Notes to Financial Statements.

(b) Options granted during the period:

No options were granted during the nine months ended November 30, 2002.

4.

(a)

Authorized and issued share capital at November 30, 2002:

Class	Par Value	Authorized	Issued Number	Issued Amount
Common	N.P.V.	100,000,000	18,149,854	$10,665,871

 (b) Summary of options and warrants outstanding at November 30, 2002:

Security	Number or Amount	Exercise or Convertible Price	Expiry Date
Options	160,000	$0.20	June 1, 2004
Options	489,000	$0.20	September 28, 2005
Options	270,000	$0.20	July 4, 2006
Options	165,000	$0.24	May 12, 2005
Options	191,749	$0.34	February 8, 2006
Warrants	1,211,250	$0.26	January 9, 2003
Warrants	115,500	$0.26	January 16, 2003
Warrants	2,500,000	$0.10 $0.12	June 3, 2003 June 3, 2004

(c)  Shares in escrow or subject of pooling restrictions as at November 30, 2002:

Number of Shares

Escrow	74,998

Oromin Explorations Ltd.

As at November 30, 2002

 (Unaudited, prepared by Management)

5.

List of Directors and Officers as at January 23, 2003:

Name	Position
Derek Bartlett	Director
Jeffery Cocks	Director
Norman Haimila	Director
Chet Idziszek	Director and President
James G. Stewart	Secretary
Douglas Turnbull	Director

OROMIN EXPLORATIONS LTD.

SCHEDULE C

MANAGEMENT DISCUSSIONS

OROMIN EXPLORATIONS LTD.

(the “Company”)

MANAGEMENT DISCUSSION FOR

THE NINE MONTHS ENDED NOVEMBER 30, 2002

The Company carries out exploration and development of natural resource properties with the objective of locating and developing resources which can be commercially exploited.  During the three month period ended November 30, 2002, the Company continued its preparation to begin exploration of the Santa Rosa Property, an area of 7,694 kilometres in the Province of Mendoza, Republic of Argentina.  Fieldwork is expected to begin following the completion of the sale of an effective 50% interest in its Santa Rosa Property to The Havana Group Inc.

OPERATIONS AND FINANCIAL CONDITION

At November 30, 2002, the Company had total assets of $2,402,357 as compared with $4,581,547 at February 28, 2002.  This decrease is due principally to the repayment of the loan made in a previous period which was used by the Company to make a capital contribution to its Argentine subsidiary, Exploraciones Oromin S.A., in order to permit Exploraciones Oromin S.A. to qualify as a bidder for the Santa Rosa Property.  Working capital at November 30, 2002 decreased to $197,688 from working capital of $266,097 at February 28, 2002 due to investments in resource properties.  The Company’s largest cash outflow in the three and nine month periods ended November 30, 2002 were as a result of investments in resource properties of $97,144 and $165,881, respectively.  During the three and nine month periods ended November 30, 2001, the Company’s largest cash outflow resulted from investments in resource properties of $197,400 and $556,588, respectively.

During the three and nine month periods ended November 30, 2002, the Company recorded interest income of $1,083 and $3,750, respectively.  During the three month period ended November 30, 2002, the Company recorded a foreign exchange gain of $1,143.  During the nine month period ended November 30, 2002, the Company recorded a foreign exchange loss of $8,799 and a gain on the sale of marketable securities of $6,395.  During the three and nine month periods ended November 30, 2001, the Company recorded interest income of $22,428 and $73,664, respectively, a foreign exchange gain of $6,793 and $16,031, respectively, and a gain on the sale of mineral claims of $2,999.  During the nine month period ended November 30, 2001, the Company recorded a write-off of resource property of $3,320.

Expenses for the three month period ended November 30, 2002 were $40,221, up from $31,461 for the three month period ended November 30, 2001 due principally to increased office and rent costs and wages.  Office and rent costs for the three month period ended November 30, 2002 increased to $16,611 from $8,191 for the three month period ended November 30, 2001.  Wages for the three month period ended November 30, 2002 rose to $8,150 from $336 for the three month period ended November 30, 2001.  During the three month period ended November 30, 2002, the Company paid a total of $37,636 to parties not at arm=s length to the Company.  These payments were comprised of professional fees of $22,207 and rent of $15,429 paid to companies related by directors in common.  The net loss for the three month period ended November 30, 2002 was $37,995 or $0.00 per share as compared with a net loss for the three month period ended November 30, 2001 of $2,240 or $0.00 per share.

Expenses for the nine month period ended November 30, 2002 were $131,927, down from $171,380 for the nine month period ended November 30, 2001 due principally to decreased professional fees, travel and public relations expenses and wages as a result of reduced exploration activity.  Professional fees for the nine month period ended November 30, 2002 decreased to $44,280 from $80,230 for the nine month period ended November 30, 2001.  Travel and public relations expenses for the nine month period ended November 30, 2002 fell to $8,738 from $24,064 for the nine month period ended November 30, 2001.  Wages for the nine month period ended November 30, 2002 fell to $8,150 from $18,440 for the nine month period ended November 30, 2001.  During the nine month period ended November 30, 2002, the Company paid a total of $96,442 to parties not at arm’s length to the Company.  These payments were comprised of professional fees of $50,046 and rent of $46,396 paid to companies related by directors in common.  The net loss for the nine month period ended November 30, 2002 was $130,581 or $0.01 per share as compared with a net loss for the nine month period ended November 30, 2001 of $82,006 or $0.01 per share.

CAPITAL STOCK

During the three month period ended November 30, 2002, the Company did not issue any securities, however, during the nine month period ended November 30, 2002, the Company issued 2,500,000 units at $0.10 per unit to generate net proceeds of $245,740, each unit comprised of one common share and one non-transferable two-year share purchase warrant entitling the purchase of one additional common share of the Company at a price of $0.10 per share until June 3, 2003 and thereafter at a price of $0.12 until June 3, 2004.

During the three month period ended November 30, 2001, the Company issued 1,510,000 shares as a bonus pursuant to a loan made in a previous period which was used by the Company to make a capital contribution to its Argentine subsidiary, Exploraciones Oromin S.A., in order to permit Exploraciones Oromin S.A. to qualify as a bidder for the Santa Rosa Property.  During the nine month period ended November 30, 2001, the Company issued 150,000 common shares at a price of $0.20 per share pursuant to the exercise of warrants to generate net proceeds of $30,000, 1,304,500 common shares at a price of $0.24 per share pursuant to the exercise of warrants to generate net proceeds of $313,080 and 2,100,000 shares as a bonus pursuant to a loan made in a previous period which was used by the Company to make a capital contribution to its Argentine subsidiary, Exploraciones Oromin S.A., in order to permit Exploraciones Oromin S.A. to qualify as a bidder for the Santa Rosa Property.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s exploration activities have been funded through the sale of share capital and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations. There is no assurance that such financing can be obtained by the Company and the failure to obtain such financing will result in the curtailment of exploration activities until such financing is obtained. The Company may require additional financing during the upcoming fiscal year to maintain its previous pace of exploration. Other than as discussed herein, the Company is not aware of any trends, demands, commitments, event or uncertainties that may result in its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company’s liquidity will be substantially determined by the success or failure of exploration of the Santa Rosa Property.